Exhibit 99.5

United Utilities PLC – Key Dates

United Utilities will announce its preliminary results for the year ended 31 March 2004 on Thursday 20 May 2004. Key dates following the announcement of the preliminary results are:

Ex-dividend date for 2003/04 final dividend	30 June 2004
Record date for 2003/04 final dividend	2 July 2004
Annual General Meeting	30 July 2004
Payment of 2003/04 final dividend to shareholders	27 August 2004

Further information:
Simon Bielecki Investor Relations 01925 237000
Tim Rayner Company Secretary 01925 237000

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United Utilities' ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol "UU".